Certificate of Qualified Person:                                                                 ROBERT D. THOMAS, JR.

I, Robert D. Thomas, Jr., do hereby certify that:

I am an independent consulting geologist to the mining and mineral exploration industry with a residence and business address of 5040 Pleasant View Drive, Sparks, Nevada, USA 89434

I am a graduate of Wesleyan University, Middletown, Connecticut, with an M.A. degree in Geology (1974)

I am a Certified Professional Geologist with the American Institute of Professional Geologists (AIPG), License #10314

I have been practicing as a professional geologist continuously for 34 years since my graduation from university.

I do not own any interest in the properties that comprise the Phoenix Gold Project nor do I own any interest in any company or entity that owns or controls an interest in the properties that comprise the Phoenix Gold Project, and I am therefore independent of Rubicon Minerals Corporation and Dominion Goldfield Corporation.

I hold membership in the following professional organizations:
-AIME (30 year member)
-Society of Economic Geologists (Fellow)
-Geological Society of Nevada (past President)

I am a Qualified Person for the purposes of National Instrument 43-101. I have read and understand the terms of NI 43-101 and its companion documents and have submitted this report with the intention of complying with NI 43-101 and generally accepted Canadian industry practice.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in this report and that whose omission would make this report misleading.

This report, as well as its conclusions and recommendations, are based on the examination of the available data and discussions with geologists involved with the Phoenix Gold Project.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated in Sparks, Nevada on this 30th day of December, 2008.

Robert D. Thomas, Jr., CPG 10314